UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 31, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  Announcement Eric Hageman, dated January 31, 2008.

Press release

Announcement Eric Hageman	Date
31 January 2008

Number
004pe

KPN today announced the appointment of Eric Hageman (37) to the position of Executive Vice President of Finance at KPN Mobile International and Head of M&A at KPN NV. Mr. Hageman will report to Stan Miller, CEO of KPN Mobile International and responsible for mergers and acquisitions. In addition to this new role, Mr. Hageman will remain responsible for Investor Relations at KPN reporting to Ad Scheepbouwer, CEO of KPN.

Prior to joining KPN in May 2005, Mr Hageman worked as a corporate financier in London at Deutsche Bank and ABN AMRO and advised companies in the Telecoms, Media and Technology sectors. Mr Hageman is a Dutch national and holds an MBA form London Business School and a Masters degree in Economics from Maastricht University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 8, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel